Touchstone Funds Group Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202


May 22, 2007



VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Request for Withdrawal of Registration Statement on Form N-14 for Touchstone Funds Group Trust (File No. 333-143012)


Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, Touchstone Funds Group Trust (the "Registrant") respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the registration statement on Form N-14 filed with the Commission on May 16, 2007.

This withdrawal is being made to correct incorrectly submitted registration statement on Form N-14 using a wrong EDGAR filing submission type.

On behalf of the Registrant, I respectfully submit this application for withdrawal of the filing made on May 16, 2007.

Please contact me at (513) 362-8217 with your questions or comments.


Sincerely,

/s/ Jay S. Fitton
-----------------

Jay S. Fitton, Esq.